Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Quantum Photonics, Corporation
205 West Locus Street
Tyler, TX 75702
https://quantumphotonics.com/

Up to $1,234,980.24 in Common Stock at $2.49
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Quantum Photonics, Corporation
Address: 205 West Locus Street, Tyler, TX 75702
State of Incorporation: TX
Date Incorporated: May 11, 2018

Terms:

Equity

Offering Minimum: $9,999.84 | 4,016 shares of Common Stock
Offering Maximum: $1,234,980.24 | 495,976 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.49
Minimum Investment Amount (per investor): $249.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Company Overview

Quantum Photonics Corporation (''Quantum" or the "Company") is a corporation organized under the laws of the state of Texas that aims to research and develop Photonic Energy Technologies. The Company's business model consists of research, development, and potential licensing of photonic energy products developed by Quantum Photonics. Quantum Photonics hopes to license methods, systems, and apparatuses for producing, generating and utilizing power and energy required to manufacture self-sustaining photonic energy storage devices and other optical byproducts of our R&D efforts. We intend to attempt to sell licenses in the United States and other countries if opportunities arise. The Company is allied with the nation's largest fully integrated volume manufacturer United Lens Company. Quantum Photonics is majority owned by Optics R&D company Saiyan Innovations and has had its current products 3rd party tested.

Quantum Photonics is an energy research and development company that has developed a Quantum Lens that fluoresces brightly when exposed to certain light sources and produces a sustainable amplified emission of energy that may be used to generate electricity. This lens is called a Quantum Power Core. The Power Core generates up to 300% of the amount of energy it receives. That is a 3X return on energy. Our goal is for these energy gains to be converted into clean usable electricity. These patented techniques support Quantum Photonics' vision for a true scalable self-sustaining energy source. Our goal is for these energy sources to integrate seamlessly into electronics leaving them always charged on and ready to use. Our goal is to develop photonic energy storage devices to sustainably power electronics from the size of a cell phone up to a house. Our goal is to develop energy storage devices to deliver wireless energy in a way that you will never have to think about plugging in to power up again.

Power cores may be useful for providing sustainable energy and, may be applied to a wide range of technologies currently and not currently covered by our patent portfolio. Our team has scientifically proven the Power Core's ability to sustainably amplify light energy and is focused on the integration of power cores into existing and breakthrough technologies. Quantum Photonics is primarily focused on its vision for commercializing self-sustaining energy and the development of its photonic energy storage devices. Our goal is to find the right licensing partners to develop power-core technologies for solar panels, LEDs, LiDAR, and Quantum Compute.

The Company's Business Model

We believe that power cores should be useful for the creation of sustainable energy. We intend to employ this technology in our anticipated photonic energy storage devices, which we hope to develop, and may also be applied to a seemingly large range of technologies covered by our patent portfolio. These by-products are opportunities to license our methods, systems, and apparatuses to generate new revenue.

Quantum Photonics is primarily focused on its vision for self-sustaining Energy and the commercialization of its photonic energy storage devices which are under development.

Our goal is to find the right partners to develop power-core technologies for solar panels, LEDs, LiDAR, and Quantum Compute, which we believe would result in further development of methods and concepts that may be shared towards the development of the photonic energy storage device.

The behavior of matter and radiation on the atomic scale often seems peculiar, and the consequences of quantum theory are accordingly difficult to understand and to believe. Its concepts frequently conflict with common-sense notions derived from observations of the everyday world. There is no reason, however, why the behavior of the atomic world should conform to that of the familiar, large-scale world. It is important to realize that quantum mechanics is a branch of physics and that the business of physics is to describe and account for the way the world—on both the large and the small scale—actually is and not how one imagines it or would like it to be. (***Reference:*** https://www.britannica.com/science/quantum-mechanics-physics)

Quantum technology works by using the principles of quantum mechanics – the physics of sub-atomic particles – notably quantum entanglement and quantum superposition. Challenging though it may sound, it is not a prerequisite to fully understand quantum principles in their entirety to benefit from the technology. Essentially, quantum technology has the potential to offer solutions that are faster, more complex, more secure, and more precise than traditional technologies. Sectors exploring quantum technology include telecommunications, aerospace, automotive, life sciences, energy and chemicals, and banking. (***Source:*** https://www.statista.com/topics/9647/quantum-technology/)

Quantum Photonics is applying this quantum culture to the energy industry and is attempting to usher in what we are calling the 'Quantum Era,' alongside allies like United Lens Company, Meller Optics, Saiyan Innovations, VME Companies, and Spectrum Thin Films.

The Company's Corporate Structure

Saiyan Innovations, LLC is the parent company of Quantum Photonics Corporation. Saiyan Innovations holds a 71.03% ownership of Quantum Photonics and has owned this percentage since 2021. The subsidiary company engineers and licenses photonic energy devices. Saiyan Innovations has and intends to tentatively continue to invest capital into Quantum Photonics Corporation. As an official partner and shareholder of Quantum Photonics, Saiyan Innovations and its officers and directors support the operations of Quantum Photonics via investment, scientific support, contract manufacturing, and business support.

Competitors and Industry

Industry

Energy storage and generation - This broad technology base includes batteries (both conventional and advanced), electrochemical capacitors, flywheels, power electronics, control systems, and software tools for storage optimization and sizing used to supply the grid during peak demand hours and mobile applications like electric vehicles, UAV, and other consumer electronics.

The global power generation, transmission,, and distribution market was expected to grow from $4.09 billion in 2021 to $4.43 billion in 2022 at a compound annual growth rate (CAGR) of 8.3%. Additionally, the market is expected to reach $5.93 billion in 2026 at a CAGR of 7.6%. (***Source:*** https://finance.yahoo.com/news/electric-power-generation-transmission-distribution-094800384.html)

Competitors

Competitors like Bloom Energy, Next Era, Toshiba, Tesla, GE, and Fraunhofer, use batteries to store energy and supply the grid and other technologies that use batteries with stored energy. These companies have current products and systems that have been dispatched to the grid and other various applications. We may compete with these companies if our products are completely developed as to be desired by Quantum Photonics. The batteries used today by these competitors degrade and must be replaced frequently, and we believe that one day, these existing batteries could be replaced with our products that are intended to last longer, and perform more efficiently.

There are other companies trying to create smaller energy sources that claim the potential of self-sustaining energy.

Additionally, companies like Helion Energy who are working to develop nuclear fusion to power the grid, as we are attempting to do should we successfully develop our technology, claims to be making a fusion engine 1,000 times smaller, over 500 times cheaper, and realizable 10 times faster than other projects. (***Source:*** https://www.nanalyze.com/2015/12/3-nuclear-fusion-energy-companies-for-investors-to-watch/)

We are not the only company working towards true self-sustaining energy.

The US-based startup Commonwealth Fusion Systems builds SPARC, a nuclear fusion device that produces plasmas that generate more energy than they consume. (***Source:*** https://www.startus-insights.com/innovators-guide/5-top-emerging-nuclear-fusion-solutions/)

LLNL's National Ignition Facility (NIF) conducted what is believed to be the first controlled fusion experiment in history to reach this milestone, also known as 'scientific energy breakeven,' meaning it produced more energy from fusion than the laser energy used to drive it. (***Source:*** https://www.llnl.gov/news/national-ignition-facility-achieves-fusion-ignition)

The National Ignition Facilities success in proving lasers can be used to generate an emission of energy that is greater than what was put in is paramount to the credibility of our claims for the possibility of using Quantum Power Cores to generate self-sustaining energy.

Current Stage and Roadmap

Current Stage

We have prototyped our first series of Quantum Power Cores and have had them 3rd party lab tested. We are ready to leverage our manufacturing alliances to support the demand we may generate as we begin attempts to sell and license our Quantum Power Cores, for by-product opportunities such as Quantum Compute, LiDAR, Solar, LEDs, etc.

Our photonic energy storage devices are still not developed.

Quantum Photonics intends to continue to research and develop our patented photonic energy storage technology. Specifically, our goal is to improve Power Core performance and create reapers (photovoltaics) to then harvest and convert the energy produced by the Power Core into clean electricity. Once complete, we intend on beginning developing more efficient light sources to improve total efficiency.

If we reach this milestone, we will begin electrically engineering our tech to seamlessly integrate it into its first electronic application.

Road Map

We are continuing our optical product development efforts around quantum power cores and are continuing research and development of our patented photonic energy storage technology. Our roadmap goal is to release one series of Quantum Optics via direct-to-market, joint ventures, or licensing transactions, and seek further funding to expand our patent portfolio via additional research and development efforts toward a self-sustaining photonic energy storage device.

The Team

Officers and Directors

Name: Yttrium Saiyan

Yttrium Saiyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: May, 2018 - Present
  Responsibilities: Ensure that operations are in goal with the vision, and ensuring that Quantum Photonics is moving towards the ultimate goal of developing a global sustainable photonic power network that provides decentralized, decarbonized, and digitalized Energy for everyone. At the same time, driving progress and the product roadmap of Quantum Photonics. Development of intellectual property; Raising funds for the product and organizational development; Management of strategic partnerships. Currently takes a salary of $125,000 a year.

- **Position:** CEO

Dates of Service: October, 2022 - Present
Responsibilities: Primary responsibilities included making major corporate decisions, managing the overall operations and resources of Quantum Photonics, acting as the main point of communication between the Board of Directors and corporate operations.,Primary responsibilities additionally included making major corporate decisions, managing the overall operations and resources of Quantum Photonics, and acting as the main point of communication between the board of directors and corporate operations. Currently takes a salary of $125,000 a year.

Other business experience in the past three years:

- **Employer:** Saiyan Innovations
  Title: Managing Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Generally manage the private activities of Saiyan Innovations. Currently does not receive a salary from Saiyan Innovations.

Other business experience in the past three years:

- **Employer:** Quantum Photonics
  Title: CEO
  Dates of Service: May, 2018 - October, 2019
  Responsibilities: Primary responsibilities included making major corporate decisions, managing the overall operations and resources of Quantum Photonics, acting as the main point of communication between the board of directors and corporate operations.

Other business experience in the past three years:

- **Employer:** Quantum Photonics
  Title: Chief Technology Officer
  Dates of Service: October, 2019 - November, 2020
  Responsibilities: Execute decisions with regards to the technological interests of Quantum Photonics. Responsible for outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

- **Employer:** Quantum Photonics
  Title: President
  Dates of Service: May, 2018 - July, 2021
  Responsibilities: As the President Yttrium Oversaw the board discussion and

votes and reported company operations to the chairman to assist in devising the company's direction.

Name: David Schuette

David Schuette's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chairman of the Board
  Dates of Service: December, 2018 - Present
  Responsibilities: Provide operational leadership; Set plans and oversee the execution of the business plan, research and development, product development, operational, finance, accounting, HR, and legal matters; Plan sales, marketing, and PR-related activities for licensing or other monetization opportunities. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Slide3, Inc.
  Title: Managing Partner
  Dates of Service: October, 2017 - Present
  Responsibilities: Consulting on the operation of the business activities surrounding consulting services. David spends 10 hours a week at this company

Other business experience in the past three years:

- **Employer:** Curate Insights
  Title: Strategic Advisor
  Dates of Service: October, 2020 - Present
  Responsibilities: Facilitating strategic data and analytics insights to Curate's clients.

Other business experience in the past three years:

- **Employer:** Miami University
  Title: Advisory Board Member
  Dates of Service: September, 2018 - Present
  Responsibilities: Advise the Board on decisions related to university activities programs and initiatives.

Name: Mary McInerny

Mary McInerny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: Oversee research and development direction and activities; Develop and execute product management efforts; Provide proactive project management planning and execution; Manage manufacturing partnerships. Carries out voting and making board decisions as a Board Member. Currently takes a salary of $125,000 a year.

Other business experience in the past three years:

- **Employer:** Quantum Photonics
  Title: Director of Research & Development
  Dates of Service: March, 2019 - November, 2021
  Responsibilities: Oversee research and development direction and activities; Develop and execute product management efforts; Provide proactive project management planning and execution; Manage manufacturing partnerships.

Name: Jerry Garrett

Jerry Garrett's current primary role is with CPA Advisory. Jerry Garrett currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Financial Controller & Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversee accounting/controllership responsibilities; Support finance, planning, and analysis for operational and product-related needs; manage HR and risk/compliance-related needs. Carries out voting and making board decisions as a Board Member. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Bryant Welborn, CPA
  Title: Partner
  Dates of Service: December, 1987 - January, 2020
  Responsibilities: CPA

Name: Kelly Starr

Kelly Starr's current primary role is with VME. Kelly Starr currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, and Chief Financial Officer
  Dates of Service: December, 2022 - Present
  Responsibilities: Support board member activities. Supports the company's strategic financial initiatives. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** VME
  Title: Chief Financial Officer
  Dates of Service: June, 2006 - Present
  Responsibilities: Global CFO for VME, a leader in EPC Module Packaging, Fabrication, Engineering, and After-Market Services for the Oil and Gas Industry, both onshore and offshore.

Other business experience in the past three years:

- **Employer:** Klüber Lubrication NA LP
  Title: Chief Financial Officer
  Dates of Service: January, 2015 - April, 2020
  Responsibilities: Klüber Lubrication NA LP was formed from the merger of KL Texas, L.P. and Klüber Lubrication North America, L.P. on January 1, 2015. These were two "sister" companies operated independently since Summit / KL Texas was acquired by Klüber in 1996. I became the CFO for the combined entity after serving in a similar position at KL Texas. I'm also a member of the regional management board with responsibility for our operations in Mexico. I have responsibility for all finance & accounting functions, HR, IT and commercial services.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we,” “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those, who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products should they be developed, that people think it''s a better option than a competing product, or that, we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The valuation may be zero if we do not create a product that can be sold in a commercial market.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean technology industry. However, it may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common shares in the amount of up to $1.235M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow; Although interest rates are low; it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are not based on management’s best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These statements will be based on assumptions that the investor believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management’s control. Therefore, actual results of

operations will vary, and such variances may be material. Any future results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Quantum product. It is possible that the failure to release any product is the result of a change in business model upon the Company deciding that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used. It is possible that the failure to release the product is the result of a change in business model upon the Company deciding that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage. Product delays or cost overruns in the development of our Quantum Product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and the results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make business decisions that may or not grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties. It is not uncommon for material changes to be made to the offering terms or the Companies' businesses, plans, and prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC and investors whose subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
We are an early-stage company and have not generated any revenues or profits Quantum Photonics was formed on May 11, 2018. Accordingly, the Company has a limited history upon which an evaluation and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market and managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Quantum Photonics has incurred a net loss and has had no revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and no revenue. If you are investing in this Company, it''s because you think that Quantum Product is a good concept. You also are investing in the notion that the team may or may not successfully market and sell products or services so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company''s most valuable assets is its intellectual property. The Company owns 3 patents, and has 5 more pending patents, copyrights, internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do, then the selling of products may no longer be in the best interest of the Company. In light of those or similar circumstances, the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us. These functions potentially include testing, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an

unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that could materially impact our operations and we may have little or no recourse to recover damages for these losses. Disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Quantum Photonics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Quantum Photonics could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

No Commercial Product
There is no Commercial Product at the current time. We are a research and development company. Our initial focus is on developing a photonic energy storage device. Our customers are undetermined, as we do not currently have a product. There is no guarantee that we will ever have a commercial product. Many technology companies fail.

Competition
Teams of scientists, engineers, and industry experts are working relentlessly to innovate faster and advance the development and adoption of new clean energy solutions. They are collaborating with partners, investing in disruptive technologies, and incubating ideas faster. There is fierce competition in the clean energy and storage business.

Pre Money-Valuation
Our company strategy is uncertain at this time , as to date, there is no revenue and no commercial product.. The company determined its pre-money valuation based strictly on the electricity generation transmission and storage market size and Quantum Photonics’ asking price. No other metrics are used to base the fair market value of these securities. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you

may risk overpaying for your investment. The valuation may be zero if we do not create a product that can be sold in a commercial market. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are not based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These statements will be based on assumptions that the investor believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary, and such variances may be material. Any future results cannot be guaranteed. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Quantum Photonics has incurred a net loss and has had no revenues generated since its inception. There is no assurance that we will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The laws and regulations concerning the selling of products may be subject to change and if they do, then the selling of products may no longer be in the best interest of the Company. In light of those or similar circumstances, the Company may no longer want to sell the product and therefore your investment in the Company may be affected. It is possible that we will experience delays, defects, errors, or other problems with their work that could materially impact our operations and we may have little or no recourse to recover damages for these losses. Disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We have 5 pending patent approvals that might be vulnerable
One of the Company's potentially most valuable assets is its intellectual property. The Company''s intellectual property such as patents, trademarks, copyrights, internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company may be our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, patents, copyrights, and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company''s value will likely be materially and adversely impacted.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Chief Executive Officer currently splits time between working for Quantum Photonics Corporation and another company
The CEO of Quantum Photonics Corporation (Yttrium Saiyan) currently splits their time between being CEO of Quantum Photonics Corporation and a Managing Member of Saiyan Innovations. Yttrium Saiyan has indicated that they currently spend 60+ hours per week at Quantum Photonics and 4 hours per week working at Saiyan Innovations, and intends to continue to spend that proportion of time on Quantum Photonics Corporation. While Yttrium Saiyan is currently serving full-time at Quantum Photonics Corporation, there is some level of risk in investing in a Company

whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

The President currently splits time between working for Quantum Photonics Corporation and 3 other positions, and does not currently take a salary from any role. David Schuette, the President of Quantum Photonics Corporation, does not currently receive a salary for their work at Quantum Photonics Corporation, and splits their time between working as President of Quantum Photonics Corporation, Managing Partner of Slide3, Inc., Strategic Advisor of Curate Insights, and an Advisory Board member at Miami University. David Schuette has indicated that per week, they currently spend 32 hours at Quantum Photonics Corporation, 2 hours at Miami University, 16 hours at Curate Insights, and 10 hours at Slide3, Inc. Additionally, there is no current plan in place to pay David a salary, as David is working to grow his equity value in the business. Although David Schuette owns equity in Quantum Photonics Corporation, there is some level of risk in investing in a company whose operations are managed by an individual who does not receive a salary and splits their time between other entities.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saiyan Innovations, LLC (Yttrium Saiyan owns 73.12%)	71,350,000	Common Stock	71.03%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 495,976 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 100,450,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own may go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Research and Development
  Date: March 15, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,000.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: November 29, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,000.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: December 13, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,000.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: December 20, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,000.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: April 07, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $70,000.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: May 31, 2022

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Throughout its entire lifespan, the Company has been able to operate without revenue for the past 4 years of its operations, as it has been in the pre-revenue stage.

Moving forward, we can only operate if sufficient capital is coming in to cover operational overhead such as R&D and salaries. Any expenses that exceed our budget for R&D may be covered by one of our manufacturing allies in the form of pro bono services, as well as an additional investment. As such, we cannot provide a specific time estimate for how long we can operate without revenue

Foreseeable major expenses based on projections:

We are hoping to obtain lab equipment, as well as manufacturing R&D equipment, to enhance our internal capabilities and minimize development time, while also minimizing 3rd party dependencies.

We foresee legal and patent fees arising as we operate our business, attempt to license, and continue filing new patents and protecting our intellectual property.

Storing our equipment if we acquire it will require special space and create a need to pay lab rent.

We have 2 employees that are currently entitled to salaries and hope to continue paying them should the capital be available.

Fundraising activities, and marketing, will be paramount in securing more funding and seeking partnerships and licensing opportunities.

General operational overhead and expenses can also be expected that are and may not be listed here in this section.

Future operational challenges:

Advancing the technology to commercialization, licensing, and obtaining proper partners to develop by-product opportunities will be difficult and are not a guarantee to be successful. Properly marketing our advanced and novel concepts may prove difficult as well due to the complexity of our products.

Future challenges related to capital resources:

Raising enough capital to advance the company and generate revenue opportunities will be difficult in this competitive industry, and may be what keeps Quantum Photonics from advancing the development of its technology and product as timely as desired, by both management and the investors.

Future milestones and events:

We may aim to acquire further funding via new relationships developed with venture capital, private, or other corporate parties. Private investment and further offerings on the StartEngine platform may also be considered.

Our goal is to sell the first license for the use of our methods, systems, or apparatus to a strategic partner or licensee. We are attempting to develop new partnerships that may enhance our company and business opportunities, such as research and development support, funding, shared resources, licensing support, legal support, or any other such beneficial opportunity that may arise.

Manufacturing R&D will be continued to improve our cost of manufacturing and to further develop and improve our current intended products and technology.

Marketing will be paramount as we continue to promote our company and develop technologies, as well as potentially participate in further StartEngine raises.

Legal/licensing support will be sought after to enhance our success in selling our first license and protecting our technology and intellectual property in the process. We are attempting to make further technological advancements such as developing cooling systems to improve power core efficiency, as well as devising new configurations of our products to create new opportunities. One of our primary pursuits currently is developing a new line of photovoltaics to convert our technologies-generated energy into power. We are also aiming to enhance lab capabilities for testing new product variations using new laser measurement equipment, and to decrease downtime by performing our own tests along the development pipeline to minimize 3rd party dependencies and accelerate our potential time to market.

Another goal we have is to acquire new talent to support our scientific and engineering efforts to develop the next components needed to bring our technology to market. The hope is that as our technology is researched, developed, and advanced that new manufacturing opportunities and by-products of those R&D efforts will yield further revenue opportunities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The amount of cash on hand as of 12/31/21 has since changed and currently, the company has only $150.00, and no lines of credit.

The company currently has 2 shareholder loans, with current remaining amounts owed of $24,500 and $22,540.93, respectively.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our financial resources. In our view, these funds would supplement and enhance our company's current operations.

We require additional funding to support 1) operational expenses, 2) research and development, and 3) expansion efforts to achieve larger funding and grow our business. These 3 categories are expanded upon below.

Selling the first license to strategic partner will also require capital to acquire the correct licensing support.

New partnerships may require travel or other legal expenses to document new partnerships or licenses.

Manufacturing R&D is paramount to creating products and solutions that may be repeatably manufactured, and these expenses are significant given the advanced nature of our components.

Marketing the sale and licensing of our technology and our fundraising campaign on StartEngine will be costly and may exceed the capital we have available. Legal/ licensing support for corporate governance and generating revenue could be costly and exceed our available capital resources as well.

Technology advancements will create costs as we will need to acquire materials and manufacturing support to test new configurations and performance of our products.

Cooling systems to improve Power Core efficiency will need to be developed specifically for our technologies.

New configurations will need to be tested both internally and by 3rd parties to verify the potential for new products and revenue opportunities. Development of new photovoltaics increasing power production will be costly and may exceed the capital resources we have at the time it is required. Enhanced lab capabilities for testing new product variations and minimizing dependencies on 3rd party vendors will also likely increase our costs.

Lasers are necessary for testing our components and their performance. Measurement equipment will also be necessary for testing new configurations of our technology and minimizing development times. Laser engineering may be required as our product develops and requires more capital resources than we have available. Optical modeling is crucial to decreasing development and manufacturing times as this would enable us to virtually test product configurations virtually without expending materials and purchasing services to fabricate them.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While other fundraising opportunities may be explored, we believe the funds from this campaign are supplementary to the viability of the Company, and thus are not necessary to the viability of the company. These funds will help to support operational expenses.

Of the total funds that our Company has, potentially 100% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal. There will be continuing need to raise capital along our anticipated projected commercialization timeline. We have operated the company since 2018 at the pre-revenue stage, and believe that we can continue operating at this level as long as is necessary.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we are uncertain of how long our company will be able to operate. This is because our monthly burn rate is uncertain and difficult to project as we are developing technologies that have never existed and that may produce expenses that are completely unforeseeable. If the minimum is raised, we will break even on the platform fees we owe to StartEngine Capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we are uncertain of what amount of time the Company will be able to operate. This is because our monthly burn rate is uncertain and difficult to project as we are developing technologies that have never existed and that may produce expenses that are completely unforeseeable.

Certain expenses may be covered related to supporting operational expenses, and research and development efforts to achieve larger funding. Selling the first license to strategic partner will also require capital to acquire the correct licensing support. New partnerships may require travel or other legal expenses t document new partnerships or licenses. Manufacturing R&D is paramount to creating products and solutions that may be repeatably manufactured, and these expenses are significant given the advanced nature of our components. Marketing the sale and licensing of our tech and our fundraise on start engine will be costly and may exceed the capital we have available. Legal/ licensing support for corporate governance and generating revenue could be costly and exceed our available capital resources. Technology Advancements will create costs as we will need to acquire materials and manufacturing support to test new configuration and performance of our products. Cooling systems to improve Power Core efficiency will need to be developed specifically for our technologies. New configurations will need to be tested both internally and by 3rd parties to verify the potential for new products and revenue opportunities. Development of new photovoltaics increasing power production will be costly and may exceed the capital resources we have at the time it is required.

Enhanced lab capabilities for testing new product variations and minimizing dependencies on 3rd party vendors. Lasers are necessary for testing our components and their performance. Measurement Equipment will also be necessary for testing new configurations of our tech and minimizing development times. Laser Engineering may be required as our product develops and require more capital resources than we have available. Optical modeling is crucial to decreasing development and manufacturing times as we can virtually test product configuration virtually without expending materials and purchasing services to fabricate them. The price of each of these potential expenses is unknown and varies according to market fluctuations, availability of talent and unforeseeable factors.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including capital contribution, lines of credit, or future raises. We are not conducting any concurrent offerings or contemplating this, however this could change at any time.

Indebtedness

- **Creditor:** Slide3, Inc.
  Amount Owed: $24,500.00
  Interest Rate: 0.0%
  Maturity Date: March 31, 2023

Dave Schuette, the President and Chairman of the Board of Quantum Photonics and Managing Partner of Slide3, Inc., is currently owed an outstanding loan amount of $24,500, with a maturity date of March 23, 2023 and zero interest.

- **Creditor:** Yttrium Saiyan
  Amount Owed: $22,540.93
  Interest Rate: 0.0%
  Maturity Date: June 23, 2023
  Yttrium Saiyan, the Founder and CEO, is currently owed an outstanding loan amount of $22,540.93 with no maturity date and zero interest.

Related Party Transactions

- **Name of Entity:** Yttrium Saiyan
  Relationship to Company: CEO
  Nature / amount of interest in the transaction: Loan amount of $22,540.93 with no maturity date and zero interest.
  Material Terms: As of the date of the reviewed financials, the Company has conducted related party transactions, such as loans, to related parties. The Company has material terms of indebtedness to related parties. Yttrium Saiyan, the Founder and CEO, is currenlty owed a loan amount of $22,540.93 with no maturity date and zero interest.

- **Name of Entity:** Dave Schuette
  Relationship to Company: President and Chairman of the Board
  Nature / amount of interest in the transaction: Loan amount of $24,500.00 with no maturity date and zero interest. As of the date of the reviewed financials
  Material Terms: The Company has conducted related party transactions, such as loans, to related parties. The Company has material terms of indebtedness to related parties. Dave Schuette, the President and Chairman of the Board, is owed a loan amount of $24,500.00 with no maturity date and zero interest.

Valuation

Pre-Money Valuation: $250,120,500.00

Valuation Details:

<u>Quantum Photonics Valuation</u>

Quantum Photonics based its pre-money valuation on comparable analysis to competitors and companies at a similar stage and industry as Quantum. The company determined its pre-money valuation independently without a formal third-party evaluation.

Comparison 1: Commonwealth Fusion Systems

Commonwealth Fusion Systems was founded in 2018 with the vision of using high-temperature superconducting magnets to unlock commercial fusion energy, just as Quantum Photonics was founded in 2018 with the Vision of using Quantum Power Cores to generate self-sustaining energy.

Both companies' visions were based on current proven technologies and decades of prior research surrounding the supporting concepts.

In 2020 Commonwealth Fusion Systems achieved a 3rd party certification for its potential to generate energy using its's unique magnetic approach to achieving fusion, just as Quantum Photonics, has received third-party certification in 2022 for Quantum Power Core's successful performance in amplifying light energy to over 300%.

Source: Status of the SPARC Physics Basis (cambridge.org)

https://www.cambridge.org/core/journals/journal-of-plasma-physics/collections/status-of-the-sparc-physics-basis

In 2021 CWFS achieves partner Manufacturing and constructed a company headquarters to support its development activities, just as Quantum Photonics' has allied with its industry manufacturers and acquired its own lab space to support the development of its technology.

Commonwealth Fusion Systems creates viable path to commercial fusion power with world's strongest magnet | Commonwealth Fusion Systems (cfs.energy) https://cfs.energy/news-and-media/cfs-commercial-fusion-power-with-hts-magnet

At the end of 2021 both CWFS and Quantum Photonics seek further funding to advance their technologies closer to commercialization including the purchase of additional equipment.

By 2022 both Commonwealth Fusion Systems and Quantum Photonics are Pre-Revenue, third-party tested, partnered for manufacturing, and have their development facilities and office space.

Fusion Technology is only currently usable on a large scale and for supplying the grid, while Quantum photonics technology has the potential to not only supply the grid but also to be integrated directly into electronics. Fusion is currently widely studied and understood while Quantum Photonics Energy technologies are more Novel and less commonly recognized as a potential energy source. Another difference is that many companies are attempting to accomplish their version of commercialized Fusion, while Quantum Photonics is the only Light Amplification Company attempting to use its technology to generate self-sustaining energy and electricity. CWFS earlier raises were large because they required large capital investments given their technology requirements. We have not had that level of capital requirement as our tech is not nearly as capital-intensive. We have been and will continue to be efficient in our development efforts by comparison, although we do need capital for equipment going forward nothing compared to the requirements of fusion. Quantum Photonics has 2 employees while CQFS has at least 392 employees.

Source: (99+) Commonwealth Fusion Systems: Overview | LinkedIn

https://www.linkedin.com/company/commonwealth-fusion-systems/

In a Pre-Money – Series B Equity Fundraise December 01 2021 Commonwealth Fusion Systems raised $1,800,000,000.00 meaning the company was valued at least $1,800,000,000.00 as a developing participant in the Electric power Generation Market.

Their fundraising was led by Tiger Global management.

CWFS is Pre-Revenue

Source: Commonwealth Fusion Systems Raises $1.8 Billion in Funding to Commercialize Fusion Energy | Commonwealth Fusion Systems (cfs.energy)

https://www.cfs.energy/news-and-media/commonwealth-fusion-systems-closes-1-8-billion-series-b-round

Comparison 2: Helion Energy

Another Fusion Electric Power Generation company that has done a pre-revenue fundraise without a developed product, is Helion Energy. Quantum Photonics is also pre-revenue and does not have a commercialized product. Helion Energy is looking to generate electricity for transmission across the grid, while Quantum Photonics developing technology is intended to generate storage and eliminate the need for transmission by integrating directly into electronics. The Quantum Photonics process for generating energy is based on its light amplification techniques, while Helion Energy intends to use a fusion reaction to generate electricity. Helion Energy's methods and technology are widely known and becoming a more standardly pursued opportunity for electricity generation, while Quantum Photonics energy generation and storage technologies using Light Amplification are unique, and Novel. Their product performance is not intended to perform as efficiently as Quantum Photonics is aiming to. Both Helion Energy nor Quantum Photonics do not have Commercialized Products. Bothe Helion energy and Quantum Photonics are looking to participate in the electricity generation market. Both companies' commercialization strategy is still uncertain until their product is fully developed. Quantum Photonics and Helion Energy are both aiming to provide clean energy to the grid, although Quantum Photonics is also looking to be integrated directly into electronics. Both Helion Energy and Quantum Photonics have Patents awarded concerning the time the below-referenced fundraising was conducted.

In a Pre-Money – Series E Equity Fundraise November 05 2021 Helion Energy raised $500,000,000.00 at a valuation of $2,500,000,000.00 as a developing participant in the

Electric power Generation Market.

Their fundraise was led by Sam Altman.

Helion Energy is Pre-Revenue

Source: https://www.crunchbase.com/funding_round/helion-energy-series-e--07414067

Comparison 3: Quantumscape

Energy Storage Company Quantumscape set out to develop a new technology to maximize the performance of lithium battery technologies by increasing charging efficiency. While Quantum Scape stores energy to supply the grid, quantum photonics is intended to not require charging at all once its technologies electricity generation is set in motion. A similarity is that Quantum scape alike Quantum Photonics intends to integrate its technology directly into electronics. Quantumscape is an enhancement to existing battery technologies, while Quantum Photonics Light Amplification technology aims to be a completely novel new standalone technology in development. Quantumscape has no arguments that its technology will lead to self-sustaining energy as Quantum Photonics does. Both Quantum Photonics and Quantum Scape are Pre-revenue. Quantum Photonics and Quantumscape are both looking to participate in the Electric Generation Market. Both Quantum Scape and Quantum Photonics products are still in development and not commercialized. Both companies are aiming to provide clean electricity for the grid and to improve storage efficiency. Both Quantum Photonics and Quantumscape have patents awarded.

In a Pre-Money – Equity Merger on November 12 2020 Quantumscape Merged with Kensington Capital Acquisition Corp for $3,300,000,000.00 giving Quantumscape a valuation of at least $3,300,000,000.00 as a developing participant in the Electric power Generation Market.

Their fundraising was led by Kensington Capital Acquisition Corp

QuantumScape is Pre-Revenue

Source: https://www.crunchbase.com/acquisition/kensington-capital-acquisition-corp-acquires-quantumscape--9b3785ad

Comparison 4: TAE Technologies

Another Fusion Electric Power Generation company that has done a pre-money fundraise without a developed product, is TAE Technologies. Quantum Photonics is also pre-money and does not have a commercialized product. TAE Technologies is looking to generate electricity for transmission across the grid, while Quantum Photonics developing technology is intended to generate store, and eliminate the need for transmission by integrating directly into electronics. The Quantum Photonics process for generating energy is based on its light amplification techniques, while TAE Technologies intends to use a fusion reaction to generate electricity. TAE

Technologies methods and technology are widely known and becoming a more standardly pursued opportunity for electricity generation, while Quantum Photonics energy generation and storage technologies using Light Amplification are unique, and Novel. Their product performance is not intended to perform as efficiently as Quantum Photonics is aiming to. Both TAE Technologies nor Quantum Photonics do not have Commercialized Products. Both TAE Technologies and Quantum Photonics are looking to participate in the electricity generation market. Both companies' commercialization strategy is still uncertain until their product is fully developed. Quantum Photonics and TAE Technologies are both aiming to provide clean energy to the grid, although Quantum Photonics is also looking to be integrated directly into electronics. Both TAE Technologies and Quantum Photonics have Patents awarded about the time the below-referenced fundraising was conducted.

In a Pre-Money – Series G Equity Fundraise July 19 2022 TAE Technologies raised $600,000,000.00 at a valuation of $2,000,000,000.00 as a developing participant in the Electric power Generation Market.

Their fundraising was led by firms like Chevron and Google.

TAE Technologies is Pre-Revenue

Source: https://www.forbes.com/sites/christopherhelman/2019/05/21/the-new-nuclear-how-a-600-million-fusion-energy-unicorn-plans-to-beat-solar/
https://www.crunchbase.com/funding_round/tae-technologies-series-g--14123ca7

Conclusion:

Quantum Photonics has been compared to each of these companies based on their status and stage at the time of the referred to fund raises or Capital events cited under each company's comparisons.

The Average Valuation of these compared companies comes to

$9,600,000,000.00 / 4 comparable companies = $2,400,000,000.00

By discounting the comparable valuation average by 89.5783125 %

Our Asking Value for Quantum Photonics is $250,120,500.00

10.4216875% of the comparable valuation average

These companies are all Pre-Revenue

Further Similarities and Differences for consideration

- These companies either generate or store energy for transmission, while Quantum Photonics developing technology is intended to generate store, and eliminate the need for long-range transmission.

- These companies aim to solely power the grid, and store energy for electronics using chemical batteries, while Quantum Photonics aims to eliminate grid dependencies and to generate and store energy in the form of light within Quantum Power Cores.

- Their technology approaches are standard and utilize concepts that are widely known while Quantum Photonics energy generation and storage are unique and novel in how they may eliminate the need for transmission should the Photonic Energy Storage technology be developed as desired.

- Their product's performance is not intended to perform as efficiently as Quantum Photonics Technology is aiming to.

- These companies and Quantum Photonics each do not have fully developed or commercialized products.

- They are Pre-Money Valuations and Raises.

- They are looking to participate in the Electricity Generation and Storage Markets.

- Their commercialization strategy is uncertain.

- They are aiming to provide clean energy solutions to electrify the grid.

- These companies all have patents awarded at the time these raises were conducted.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has 1 class of stock (Common Stock); and (ii) the Company has no outstanding options, warrants, or other securities with a right to acquire shares to exercise.

Below you will find general educational information provided for your review. Quantum Photonics makes no representations or warranties to the performance of this stock or the asking price. Quantum Photonics hopes to become a part of the Energy Storage System Market & Power Generation Market, as we are aiming to develop products that would replace current energy storage systems, power generation sources, and means of electrical transmission. Our current products are still in development, and not currently offered on the market. The company has a relatively short operating history and a low level of assets in comparison to the valuation and believes it is a possibility for this to change if we can develop our energy products and participate in the Energy Storage System Market & Power Generation Market. Quantum Photonics has no opinions on the valuations, historical revenues, or industry multiples of these above-referenced companies, as we are not a financial or valuation service provider. This information is required by start engine capital to provide the potential investor with a point of reference to the market and value opportunity our products may have or could create should they be developed as desired by Quantum Photonics.

Any investment in Quantum Photonics is highly speculative, if an investor has questions or does not understand the information provided in this section we recommend they seek their own financial and investment council and conduct their own due diligence to evaluate whether they would be satisfied in investing in Quantum Photonics through his offering.

Quantum Photonics' asking price for this fundraising round is strictly based on market size and Quantum Photonics' opportunity to capture a portion of it should it be successful in developing its technology.

No other metrics are used to base the fair market value of these securities other than Quantum Photonics' willingness to sell at this asking price. Your purchase of stock is at your agreed to price on the date of purchase. No promises, commitments, representations, or warranties are made as to value. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The valuation may be zero if we do not create a product that can be sold in a commercial market. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are not based on management's best guess of the probable results of our operations and will not have been reviewed by our independent accountants. These statements will be based on assumptions that the investor accepts are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary, and such variances may be material. Any future results cannot be guaranteed. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Quantum Photonics has incurred a net loss and has had no revenues generated since its inception. There is no assurance that we will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The laws and regulations concerning the selling of products may be subject to change and if they do, then the selling of products may no longer be in the best interest of the Company. Considering those or similar circumstances, the Company may no longer want to sell the product and therefore your investment in the Company may be affected. It is possible that we will experience delays, defects, errors, or other problems with their work that could materially impact our operations and we may have little or no recourse to recover damages for these losses. Disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,980.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  59.5%
  -Acquire materials, execute fabrication, acquire lab equipment, and engage partner support to continue our proof of concepts and product de-risking.

- *Marketing*
  5.0%
  -Continue marketing and social media presence as well as engage public relations support for continued product awareness.

- *Company Employment*
  30.0%
  -Payroll and benefits support for the core operational team for one year.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://quantumphotonics.com/ (https://quantumphotonics.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/quantum-photonics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quantum Photonics, Corporation

[See attached]

QUANTUM PHOTONICS CORPORATION

FINANCIAL STATEMENT TOGETHER WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 AND 2020

QUANTUM PHOTONICS CORPORATION

TABLE OF CONTENTS

SQUYRES & CO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Quantum Photonics Corporation
Tyler, Texas

We have reviewed the accompanying financial statements of Quantum Photonics Corporation (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Quantum Photonics Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Squyres & Co, LLP

Certified Public Accountants

Tyler, Texas
August 8, 2022

Quantum Photonics Corporation
Balance Sheet
December 31, 2021 and 2020

	2021	2020
Assets		
Current Assets		
Cash and Cash Equivalents	$ 102,351	$ 50
Other Current Assets	-	4,420
Total Current Assets	102,351	4,470
Patents (net of accumulated amortization)	76,667	56,820
Total Assets	$ 179,018	$ 61,290
Liabilities & Equity		
Current Liabilities		
Accounts Payable	$ 92,561	$ 108,191
Total Current Liabilities	92,561	108,191
Total Liabilities	92,561	108,191
Equity		
Common Stock, $.001 par value, 110,000,000 shares authorized, shares issued - 100,310,000 in 2021 and 100,000,000 in 2020	310	-
Paid in Capital	378,220	70,000
Retained Earnings	(292,073)	(116,901)
Total Equity	86,457	(46,901)
Total Liabilities and Equity	$ 179,018	$ 61,290

The accompanying notes are an integral part of these financial statements.

Quantum Photonics Corporation
Statement of Income and Retained Earnings
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue		
Interest Income	$ 6	$ -
Total Revenue	6	-
Expenses		
Salaries	130,683	-
Professional Fees	3,000	1,125
Printing & Postage	358	-
Dues & Subscriptions	1,938	-
Travel & Entertainment	8,014	-
Research and Development	5,820	19,351
Other Expenses	25,365	94,050
Total Expenses	175,178	114,526
Changes in Retained Earnings	(175,172)	(114,526)
Retained Earnings at Beginning of Year	(116,901)	(2,375)
Retained Earnings at End of Year	$ (292,073)	$ (116,901)

The accompanying notes are an integral part of these financial statements.

Quantum Photonics Corporation
Statement of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Change in total net assets	$ (175,172)	$ (114,526)
Adjustments to reconcile change in net asset to net cash provided (used) by operating activities:		
(Increase)/Decrease in accounts receivable	4,420	(4,419)
Amortization Expense	4,628	4,228
Net cash (used) by operating activities	(166,124)	(114,717)
Cash Flows from Investing Activities:		
Patents	(24,475)	(8,887)
Net cash (used) by investing activities	(24,475)	(8,887)
Cash Flows from Financing Activities:		
Borrowing from Shareholders	24,500	64,050
Payment to Shareholders	(40,130)	-
Common stock	310	-
Paid in capital	308,220	59,604
Net cash provided/(used) by financing activities	292,900	123,654
Net increase (decrease) in cash and cash equivalents	102,301	50
Cash and cash equivalents beginning of year	50	-
Cash and cash equivalents end of year	$ 102,351	$ 50

The accompanying notes are an integral part of these financial statements.

Quantum Photonics Corporation
Notes to Financial Statements
For the Years Ended 2021 and 2020

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Quantum Photonics is a Texas based corporation incorporated in 2018. The Company is an Energy Research and Development Corporation that specializes in optical technologies geared toward markets such as Solar, Agriculture, Energy Storage, and Energy Conservation. Quantum Photonics' mission is to create Decarbonized, Decentralized, and Digitalized Energy solutions by amplifying power by light.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluation. Material estimates that are particularly susceptible to significant change in the near term relate to the estimated useful lives of property, equipment, and patents.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and on deposit with financial institutions having a maturity of 90 days or less.

Patents
Patents are stated at cost less accumulated amortization. Amortization is calculated using the estimated lives on the straight-line basis.

Advertising
The Company charges the costs of advertising to expense as incurred.

Note 2 – PATENTS

Components of patents at December 31, 2021 and 2020 were as follows:

	2021	2020
Patents	$ 87,898	$ 63,423
Less Accumulated Amortization	(11,231)	(6,603)
Total Patents	$ 76,667	$ 56,820

Amortization Expense was $4,628 and $4,228 in 2021 and 2020, respectively.

Note 3 – INCOME TAXES

Under ASC 740-10-25, Income Taxes, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50 % likelihood of being realized upon ultimate settlement.

As of December 31, 2021, the tax returns for the current and three prior years are open to examination by the Internal Revenue Service and most relevant state taxing authorities.

Note 4 – CAPITAL TRANSACTIONS

	Common Stock		Additional
	Shares	Amount	Paid-in Capital
Balance January 1, 2020	92,000,000	$ -	$ 10,396
Shares issued	8,000,000	-	59,604
Balance December 31, 2020	100,000,000	-	70,000
Shares issued	310,000	310	308,220
Balance December 31, 2021	100,310,000	$ 310	$ 378,220

Proceeds from the sale of the Company's stock are credited to common stock at a par value of $0.001 per share and to additional paid-in capital for the excess.

Note 5 – CONTINGENCY

As shown in the accompanying financial statements, the Company incurred a net loss of $175,172 during the year ended December 31, 2021, and it has no revenue from sales at that date. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions. The Company has issued additional stock to shareholders to provide additional cash for operations and the Company has plans to begin sale of products.

Note 6 – RELATED PARTY

The Company has an account payable to two shareholders. The account is not secured and has a zero percent interest rate. The balance at December 31, 2021 and 2020 was $92,561 and $108,191, respectively.

Note 7 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through August 8, 2022, which is the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Quantum Photonics is not live or open to the public at this moment.

INVEST IN QUANTUM PHOTONICS TODAY!

Lighting the Way to Self-Sustaining Energy

We are an energy tech company harnessing quantum technology to amplify light into sustainable energy. We are currently developing our prototypes, which have been third-part...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


*This image is a visual representation of a product that is not yet available on the market.
QUANTUM
PHOTONICS

$0.00 Raised

REASONS TO INVEST

- We believe that we have successfully harnessed the potential of quantum technology to convert light into additional energy. We believe this can reshape the way we power the globe.
- We believe that our technology has the potential to decarbonize the $3.2 trillion global energy market, with multiple compatible applications across Solar, LED, Heliostats, and Sensor technologies such as LiDAR and Quantum Compute.*
- We have been granted multiple patents, our technology has been scientifically verified by a third party, and we have a verbally-committed major manufacturing relationship in place.

*Information from PR Newswire (Source)

Invest Now
$2.49 Per Share

RAISED
$0.00

INVESTORS
0

MIN INVEST
$249.00

VALUATION

THE PITCH

At Quantum Photonics, we are developing a Photonic Energy Storage Device that converts light into sustainable energy. Our patented Quantum Optics technology boosts absorbed light to create more energy than originally went into the device. With third-party scientific verification and multiple patents granted and pending, we believe that we are ready to strategically develop the best applications to launch this technology.

***Quantum Photonics does not currently have any technology or products that are in the market. All technology and/or products are currently in development.*

OVERVIEW

Harnessing the Power of Light to Achieve Self-Sustaining Energy


QUANTUM PHOTONICS IS
LIGHTING THE WAY
TO SELF-SUSTAINING ENERGY
KEY MISSION POINTS
Alleviate Grid Dependencies
We believe that smaller, decentralized power systems are needed for extending energy access and alleviating grid dependencies
Reduce CO2 Emissions
Robust combinations of materials and efficiency gains can be a force for carbon dioxide reduction
Improve Efficiencies
Digitalization allows autonomous tech to improve efficiencies from the point of generation to consumption

Quantum Photonics was founded in 2018 with the mission to achieve global sustainability by powering technology with light. We are embracing the pivot from Newtonian to Quantum science in order to create an independent, self-sustainable energy storage device that we believe may lead the world into a carbon-free future compatible with today's technologies. After validating our patented technology and building manufacturing relationships, we are working to bring the future of energy storage to the market.

THE PROBLEM & OUR SOLUTION

Quantum-Powered Energy for a Greener Future

The world urgently needs sustainable energy solutions that can be swiftly adopted to achieve goals of decarbonization and reduce grid dependency. We are using our **quantum technology** to create a Photonic Energy Storage Device that boosts absorbed light into more energy, with the potential to develop a self-sustainable global energy source. All materials used are recyclable and abundantly available.


MQ-9 Reaper | Multi-Purpose Drone
00:32

**Images are computer generated demo versions of potential uses of the Company's product. The Company's product is still currently under development and is not currently available on the market.*

We believe this technology has the potential to completely reshape how we power our world, even as we are still learning the exact way that our quantum technology works. Third-party testing has verified it can **return up to 300% more energy** than the light put in, and we plan to continue developing our understanding of the technology to determine its most impactful, advantageous applications for when we ideally bring it to market.

WE BELIEVE WE CAN

CUT THE UMBILICAL CORD OF MODERN TECHNOLOGY



OUR GOAL IS FOR OUR TECHNOLOGY TO BE ABLE TO BE INTEGRATED SEAMLESSLY INTO YOUR DEVICES, LEAVING THEM

- *Always* Charged
- *Always* On
- *Always* Ready To Use

**This image is a visual representation of a product that is not yet available on the market.*

THE MARKET & OUR TRACTION

Proven Technology and a Massive Market

The worldwide electric power generation, transmission, and distribution market was projected to grow from $3.26 trillion in 2020 to $3.45 trillion in 2021 at a CAGR of 5.8% (Source). Meanwhile, government funding of the quantum industry has increased greatly since the passing of the Quantum Initiative in 2018 (Source).

QUANTUM PHOTONICS HAS POTENTIAL APPLICATIONS ACROSS MANY TECHNOLOGIES, INCLUDING

- Solar
- LEDs
- Heliostats
- LiDAR & Quantum Compute
- Our Photonic Energy Storage Device

We have been awarded three patents for our technology, with an additional five patents in process or strategically pending. We have a strong strategic, verbally committed relationship in place with United Lens, the nation's only genuine vertically integrated manufacturer in our space. We recently achieved third party verification and certification providing scientific proof that our technology captures light to generate energy.

PHOTONIC-POWER

ALLIANCE

Formed among the oldest, largest, and most advanced manufacturers in the industry with the aim to create a global sustainable photonic power network and liberate humanity from energy scarcity.

QUANTUM PHOTONICS · ULC · LASER RESEARCH OPTICS · SPECTRUM THIN FILMS · VME

WHY INVEST

Envisioning a Truly Sustainable Future



JOIN US AS WE
HARNESS THE POWER OF LIGHT
TO ACHIEVE SELF-SUSTAINING ENERGY

Our goal is to usher in an era of the future with our breakthrough Quantum Optic technology. By working to create a truly sustainable, non-traditional energy source that can be used completely off-grid, we believe we can reshape the way we power the globe. Join us as we attempt to revolutionize a multi-trillion dollar industry with our verified, patented technology.

ABOUT

HEADQUARTERS

VALUATION

We are an energy tech company harnessing quantum technology to amplify light into sustainable energy. We are currently developing our prototypes, which have been third-party verified to successfully convert light into energy.

TEAM



Yttrium Saiyan
Founder and CEO

Yttrium has been creating innovative technologies for almost ten years as a strong corporate executive and continues to push technology past the limits of modern science. With a software and hardware engineering background, he has served as a Chairman, President, CEO, CTO, Director of Operations, Network Operations Engineer, Software Sales Engineer, and is currently the President of venture capital firm Saiyan Innovations. Yttrium Saiyan founded Energy Tech Company Quantum Photonics Corporation and has invented various disruptive photonics technologies, including “Quantum Power Cores.” Yttrium is a Quantum Activist and believes in the global transition away from Newtonian technologies and is ushering in the Quantum Era. His skills are Innovation, Optics, Engineering, Manufacturing, Sales, Customer Management, Networking, and Quantum Physics.



Dave Schuette
President

Dave Schuette serves as President for Quantum Photonics. Since the Company’s inception, he has driven business operations and product-related activities. Dave is a business management executive with 30+ years of experience working in private and public technology, software, and consulting industries in leadership positions. Dave’s competencies focus on transforming businesses that require bridging business and technology domain expertise including digital, information management, advanced analytics, mobility, and identity management serving the financial services, pharmaceutical, and communications industries. Most recently Dave was an Executive Vice President at a public tech company, Synchronoss Technologies. Before Synchronoss, Dave was a founding partner of the data and analytics consulting firm, Knowledgent. Dave was on the leadership team and head of the strategy practice for BusinessEdge Solutions which EMC acquired. Dave received the Top 25 consultant of the year award from Consulting Magazine in 2007 and earned a BS in Communications from Miami University, Oxford, OH.



Mary McInnery
Chief Technology and Product Officer

Mary McInerny serves as Chief Technology Officer and Board Member for Quantum Photonics. Since the Company's inception, she has assisted in forging alliances between Quantum Photonics and the oldest, largest, and most advanced manufacturing companies in the photonics industry. Mary continues to work closely with the CEO to manage, report, and direct the research and development efforts around Quantum Power. Backed by her network of industry-leading scientists and fueled by her passion for Quantum Physics, Optics, and Crystallography, she has joined our mission to advance both Quantum Photonics Technology and Humanity.



Jerry Garrett
Finance/Accounting



Kelly Starr
Board Member, and Chief Financial Officer

TERMS

Quantum Photonics

Overview

PRICE PER SHARE
$2.49

DEADLINE
Invalid Date

VALUATION

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.00

MAX INVESTMENT
$1,234,982.73

MIN NUMBER OF SHARES OFFERED
4,015

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
495,976

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : **Quantum Photonics, Corporation**

Corporate Address : **205 West Locus Street, Tyler, TX 75702**

Offering Minimum : **$9,999.84**

Offering Maximum : **$1,234,987.71**

Minimum Investment Amount (per investor) : **$250.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **4,016**

Maximum Number of Shares Offered : **495,978**

Price per Share : **$2.49**

Pre-Money Valuation : **$250,120,500.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.